[SINCLAIR LETTERHEAD]

August 24, 2006

By Facsimile and U.S. Mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720-CF/AD 11

Washington, DC 20549

Attention:	Terry French
Accountant Branch Chief

Re:	Sinclair Broadcast Group, Inc.
Item 4.02(a) of Form 8-K
Filed on August 14, 2006
File No. 0-26076

This letter is submitted on behalf of Sinclair Broadcast Group, Inc. (the “Company”) in response to the staff’s comment letter dated August 17, 2006 relating to the Company’s Form 8-K filed on August 14, 2006.  For ease of reference, we have included the full text of the staff’s comment below.

Accounting comments:

Please disclose in your amended filings if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2005 and the financial statements contained in the Company’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2005, September 30, 2005, and March 31, 2006.  Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of your period ended June 30, 2006.

Response:

As previously disclosed in our Form 8-K filed on August 14, 2006 (the “Restatement 8-K”), the Audit Committee of the Board of Directors of the Company authorized the Company to amend and restate its financial statements and other financial information for the quarters ended June 30, 2005, September 30, 2005 and March 31, 2006 and for the year ended December 31, 2005 as a result of a change in judgment regarding the accounting treatment for the Company’s exchange of its Series D Convertible Exchangeable Preferred Stock (the “Preferred Stock”) for 6% Convertible Debentures due 2012 (the “Debentures”).

As described in the Company’s previous Exchange Act reports, disclosure controls and procedures can only provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules.   The Company’s management believes that, notwithstanding that an incorrect judgment, with which our independent auditors concurred, regarding a technical accounting issue led to an error requiring the restatement, under the circumstances described below and in the Restatement 8-K, the error is not indicative of inadequate disclosure controls and procedures. Management believes that the procedures it has in place to produce and report financial statements in accordance with GAAP did provide, and continue to provide, reasonable assurance as defined in the Commission’s rules.

In connection with the restatement, our Chief Executive Officer, David D. Smith, and our Chief Financial Officer, David B. Amy, considered the effect of the error on the adequacy of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and by the Company’s Quarterly Reports on Form 10-Q for the periods ended June 30, 2005, September 30, 2005, March 31, 2006 and June 30, 2006.  The uncertainty regarding the appropriate accounting treatment was not raised by our independent auditors until the week before the filing deadline for the Form 10-Q for the quarter ended June 30, 2006.  The Company promptly discussed and analyzed the issue with the Audit Committee and Ernst & Young, as well as the Commission staff.  Once a determination as to the appropriate accounting treatment was made, management advised all key personnel involved in the preparation and review of the Company’s financial statements of the appropriate method of accounting for the transaction. In addition, the appropriate accounting treatment was applied in the preparation of the financial statements included in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 and the Form 10-Q was filed within the time period specified by the Commission’s rules.  As a result, the certifying officers also determined that the error had no effect on the evaluation of the Company’s disclosure controls and procedures as of June 30, 2006.  Based on the above, the certifying officers also determined that the error had no effect on the adequacy of the Company’s disclosure controls and procedures as of the end of the prior periods affected by the error.

We would propose adding substantially similar disclosure as set forth above in each of our amended filings to address the certifying officers’ consideration of the error on the adequacy of our disclosure controls and procedures as of the end of the applicable period.  We intend to file our amended filings as soon as reasonably practicable after we have reached resolution with the staff regarding the required disclosure.

As requested by the staff, the Company acknowledges that:

•                  It is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matters discussed in this letter, please call the undersigned at (410) 568-1500.

Sincerely,

/s/ David R. Bochenek

David R. Bochenek
Vice President and Chief
Accounting Officer

cc:  Gopal Dharia, Staff Accountant